Exhibit 1

Consolidated Balance Sheets
(expressed in thousands of Canadian dollars)

	March 31 2007	December 31 2006
	(unaudited)
ASSETS
Current Assets
Cash	$2,922	$3,153
Concentrate awaiting settlement, net — Note 3	103,947	82,050
Taxes recoverable	—	145
Inventories	13,635	14,164
Current portion of crushed and broken ore stockpiles	7,508	7,134
Other assets	1,771	2,602

	129,783	109,248
Mining interests, net	138,476	146,617
Mine restoration deposit	8,041	8,041
Crushed and broken ore stockpiles	368	289
Deferred financing costs — Note 10	—	962

	$276,668	$265,157

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$20,148	$21,526
Advance purchase facility — Note 9 (a)	4,415	—
Taxes payable	1,301	—
Future mining tax liability	200	149
Current portion of obligations under capital leases	2,033	2,104
Current portion of convertible notes payable — Note 4	28,788	22,148
Current portion of long-term debt — Note 5	6,578	6,662
Kaiser Francis credit facility — Note 5	—	5,827

	63,463	58,416
Mine restoration obligation	8,293	8,211
Obligations under capital leases	3,580	4,111
Convertible notes payable — Note 4	19,670	23,062
Long-term debt — Note 5	9,200	10,992
Future mining tax liability	375	381

	104,581	105,173
SHAREHOLDERS' EQUITY
Common share capital and common share purchase warrants — Note 6	346,245	339,743
Equity component of convertible notes payable, net of issue costs — Note 4	12,336	12,336
Contributed surplus	1,363	1,269
Deficit	(187,857)	(193,364)
Total shareholders' equity	172,087	159,984

	$276,668	$265,157

Commitments — Notes 1 and 9

Consolidated Statements of Operations,
Comprehensive Income and Deficit
(expressed in thousands of Canadian dollars, except share and per share amounts)
(unaudited)

	Three months ended March 31
	2007	2006
Revenue from metal sales — Note 8	$68,439	$31,492

Operating expenses
Production costs, excluding amortization and asset retirement costs	33,252	24,311
Smelter treatment, refining and freight costs	5,262	2,714
Amortization	11,908	3,597
Administrative	1,696	2,179
Exploration expense	3,228	2,024
Asset retirement costs	179	123
Total operating expenses	55,525	34,948

Income (Loss) from mining operations	12,914	(3,456)

Other expenses (income)
Interest on long-term debt, capital leases and convertible notes payable	1,542	695
Write-off of deferred financing costs	—	504
Foreign exchange (gain) loss	(626)	281
Interest income	(83)	(83)
Amortization of deferred financing costs	222	11
Accretion expense relating to convertible notes payable — Note 4	4,262	—
Interest expense	540	—
Total other expenses	5,857	1,408

Income (Loss) before income taxes	7,057	(4,864)
Income tax expense (recovery)	1,550	(723)

Income (Loss) and Comprehensive Income (Loss) for the period	5,507	(4,141)
Deficit, beginning of period	(193,364)	(159,255)
Deficit, end of period	$(187,857)	$(163,396)

Income (Loss) per share
Basic	$0.10	$(0.08)
Diluted	$0.10	$(0.08)

Weighted average number of shares outstanding
Basic	53,209,708	52,214,834

Diluted	53,218,636	52,214,834

Consolidated Statements of Cash Flows
(expressed in thousands of Canadian dollars)
(unaudited)

	Three months ended March 31
	2007	2006
Cash provided by (used in) Operations
Income (Loss) for the period	$5,507	$(4,141)
Operating items not involving cash
Accretion expense relating to convertible notes payable	4,262	—
Amortization	11,908	3,597
Amortization of deferred financing costs	222	11
Accrued interest on convertible notes	574	—
Unrealized foreign exchange gain	(557)	(46)
Asset retirement costs	179	123
Future income tax expense (recovery)	45	(835)
Write-off of deferred financing costs	—	504
Stock based compensation and employee benefits	409	425

	22,549	(362)
Changes in non-cash working capital — Note 7	(16,001)	(10,082)
	6,548	(10,444)

Financing Activities
Issuance of convertible notes	—	41,037
Increase in long term debt and credit facility	—	2,311
Deferred financing costs	—	(2,137)
Issuance of common shares	5,703	475
Repayment of long-term debt	(7,480)	(1,670)
Repayment of obligations under capital leases	(543)	(578)
Mine restoration deposit	—	(300)
	(2,320)	39,138

Investing Activities
Additions to mining interests	(4,459)	(7,435)

Decrease in cash and cash equivalents	(231)	21,259
Cash and cash equivalents, beginning of period	3,153	15,031

Cash and cash equivalents, end of period	$2,922	$36,290

Notes to the Consolidated Financial Statements
for the three months ended March 31, 2007
(expressed in thousands of Canadian dollars, except share, per share and per ounce amounts and metal prices)
(unaudited)

1.     NATURE OF OPERATIONS

        North American Palladium Ltd. ("the Company") is a Canadian company in the business of exploring and mining Platinum Group Metals ("PGMs") and certain base and precious metals. Its principal asset is the Lac des Iles mine located in the Thunder Bay District in Ontario. The Company also has a number of base metal exploration projects located in Canada and an advanced PGM exploration project located in Finland in which it is earning an interest under an agreement signed on March 24, 2006 to form a joint venture agreement. The Company operates in one operating segment, mining.

        The Company's financial position and operating results are directly affected by the market price of the PGMs in relation to the Company's production costs. The prices of PGMs (palladium, platinum) and by-product metals (gold, copper and nickel) fluctuate widely and are affected by numerous factors beyond the Company's control.

Arctic Platinum Project

        On March 24, 2006, the Company signed a framework agreement with subsidiaries of Gold Fields Limited to earn a 60% interest in certain mineral interests in Finland known as the Arctic Platinum Project ("APP"). The agreement is subject to a back-in right in favour of Gold Fields which, if exercised, would decrease the Company's interest to 50% less one share. The APP includes several advanced-stage platinum group metal (PGM) projects. In order to earn the 60% interest and become the project operator, the Company must incur US$12,500 in approved expenditures, complete a feasibility study, make a production decision, and pay Gold Fields up to US$45,000 (for a 60% interest) through the issuance of the Company's common shares (approximately 9.2 million shares) on or before August 31, 2008. As at March 31, 2007, the Company has incurred $8,529 (US$7,397) in expenditures on the APP and these costs have been charged to exploration expense.

Shebandowan Project

        On December 3, 2003, the Company entered into an option and joint venture agreement with Inco Limited on the Haines-Conacher property which surrounds the past producing Shebandowan mine. The agreement was subsequently amended March 31, 2006 to include the mine. The nickel-copper-PGM Shebandowan Project is located approximately 100 km southwest of the Lac des Iles mine. Successive diamond drilling programs in 2005 and 2006 were carried out on three relatively shallow mineralized zones known as the West, Road and "D" zones. Preparation of a Technical Report in compliance with National Instrument 43-101 that will disclose the results of a mineral resource estimate by an independent Qualified Person is in progress.

2.     BASIS OF PRESENTATION

        These interim consolidated financial statements have been prepared using the same accounting policies and methods as were used for the consolidated financial statements for the year ended December 31, 2006, except for new accounting pronouncements which have been adopted effective January 1, 2007 and are disclosed in note 10 to these financial statements. Accordingly, these unaudited consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for 2006.

3.     CONCENTRATE AWAITING SETTLEMENT

        The value of concentrate awaiting settlement represents the value of platinum group metals and base metals from production shipped to and received by a third-party smelter between September 2006 and March 2007, which are in-process at the balance sheet date, net of refining and smelter treatment charges. At March 31, 2007, concentrate awaiting settlement included 132,554 ounces of palladium (December 31, 2006 — 129,496 ounces). Concentrate awaiting settlement is revalued and adjusted at each reporting period to reflect changes in metal prices and foreign exchange rates. Concentrate awaiting settlement was entirely from one domestic customer at March 31, 2007 and the Company expects full realization will occur on such receivables.

4.     CONVERTIBLE NOTES PAYABLE

	March 31, 2007	December 31, 2006
Series I convertible notes (principal amount US$35 million, maturing August 1, 2008)	$35,126	$32,048
Series II convertible note (principal amount US$13.5 million, maturing December 1, 2008)	13,973	13,162

	49,099	45,210
Less: transaction costs	(641)	—

	48,458	45,210
Less: current portion	(28,788)	(22,148)

	$19,670	$23,062

        On March 29, 2006, the Company issued US$35,000 ($41,037) aggregate principal amount of Series I convertible notes (the "Series I Notes") due August 1, 2008 through a private placement of convertible notes and common share purchase warrants. The offering (the "Offering") consists of up to US$58,500 principal amount of notes. The Offering was to Kaiser-Francis Oil Company ("KFOC") and an institutional investor (the "Purchasers"). The Offering is governed by a securities purchase agreement dated March 24, 2006 (the "SPA") among the Company and the Purchasers.

        The Series I Notes are convertible into 2,873,563 common shares of the Company at any time by the holder at US$12.18 per share. Warrants exercisable to purchase 1,436,782 common shares were issued with the Series I Notes, each warrant being exercisable to purchase one common share at an initial exercise price of US$13.48 until March 29, 2010.

        The Company, at its option, had the right to sell to KFOC a Series II Note (a second tranche) in the principal amount of up to US$13,500 ($15,176) on or before June 30, 2006. On June 23, 2006, the Company exercised this right and issued to KFOC a US$13,500 ($15,176) aggregate principal amount Series II Note, due December 1, 2008. The Series II Note is convertible into 1,108,374 common shares of the Company at any time by the holder at US$12.18 per share. Warrants exercisable to purchase 554,187 common shares were issued with the Series II Note, with each warrant being exercisable to purchase one common share at an initial exercise price of US$13.48 until June 23, 2010. Pursuant to the terms of the Series II convertible note, on June 23, 2006 the Company used the proceeds to repay the balance outstanding on the US$20,000 KFOC credit facility due June 30, 2006.

        The Purchasers had the option to acquire an additional US$10,000 principal amount of notes (a third tranche) on or before December 31, 2006. The Purchasers elected not to exercise this option.

        The Series I and II Notes bear interest at a rate of 6.5% per annum payable bi-monthly, commencing on June 1, 2006 and August 1, 2006, respectively. Series I and II Notes are repayable in nine equal installments commencing April 1, 2007 and August 1, 2007, respectively. The interest payments and/or repayment amounts may be paid to each Purchaser, at the Purchaser's option, in any combination of cash and/or common shares. If common shares are issued for interest payments or in repayment of the convertible notes they will be issued at a 10% discount from the weighted average trading price of the common shares on the AMEX for the five consecutive trading days immediately prior to the applicable payment date. The Company has the right to defer any principal repayment in cash until a later principal repayment date. There is no limit on the length of the deferral, other than it cannot be deferred later than the final maturity date. The Company must give five (5) days of its intention to defer payment.

        Commencing June 29, 2007 for Series I and September 23, 2007 for Series II, if the weighted average trading price of the common shares for each of any 25 consecutive trading days is 150% or more of the then current conversion price, the Company will have the right to force the Purchasers to convert all or any of the outstanding principal amount of the convertible notes at the conversion price.

        The convertible notes contain customary covenants, including restrictions on the Company incurring debt, payment of dividends, or obligations for, or involving the payment of money in excess of, certain restricted amounts. The convertible notes are unsecured but contain customary anti-dilution protection as well as adjustments in the event that the Company issues common shares or securities convertible into common shares at a purchase price per common share less than the conversion price. The warrants contain similar anti-dilution protection. These anti-dilution rights do not apply with respect to shares that are issued: (i) under a stock incentive plan; (ii) with favourable flow-through tax treatment; or (iii) in connection with certain mergers and acquisitions.

        Under Canadian GAAP, the components of the convertible notes must be bifurcated and accounted for separately as debt and equity instruments. The warrants are separable from the notes and are accounted for as an equity instrument. The Series I proceeds received were allocated to the debt and equity components of the notes and to the initial warrants on a relative fair value basis as follows: US$20,558 to the debt, US$8,808 to the equity component and US$5,634 to the warrants. The Series II Note proceeds were allocated as follows: US$9,578 to the debt, US$2,312 to the equity component and US$1,610 to the warrants. In addition, a liability (the "Equity Premium") was recognized for the holders' option to receive common shares, in lieu of cash, at a 10% discount to the five day weighted trading price, as described above, for interest and principal payments. The Company accretes the carrying value of the convertible notes and the Equity Premium such that at each installment payment date, the carrying value of the notes and the Equity Premium will be equal to the face value of the notes and the liability related to the Equity Premium. The Company recorded accretion expense of $4,262 during the three months ended March 31, 2007 of which $1,082 represented the accretion relating to the Equity Premium which was included in the carrying value of the convertible notes payable as at March 31, 2007.

        The fair value of the debt was determined based on the future payments of principal and interest for a debt instrument of comparable maturity and credit quality, excluding any conversion option by the holder. The Series I Notes carry an effective interest of 42%. The Series II Note carries an effective interest rate of 28%.

        The conversion option or equity component of the convertible notes was valued using a Binomial model. The fair value of the warrants was determined based on the Black-Scholes option pricing model. The models used in the valuation of the components of the convertible debt contain certain subjective assumptions, changes of which can cause significant variation in the estimated fair value of the debt and equity components of the convertible notes.

        The issue costs of $2,364 have been allocated pro-rata to the debt ($1,398) and equity components ($589) of the Series I and II Notes and to the associated warrants ($377) on a relative fair value basis. The financing costs related to the debt components are being amortized on an effective yield basis over the term of the convertible notes.

5.     LONG-TERM DEBT AND CREDIT FACILITY

        The Company's long-term debt is comprised of a senior credit facility with an equipment finance company. The interest rate under the loan facility is LIBOR plus 2.5%, or 7.87% at March 31, 2007. As at March 31, 2007, the outstanding long-term debt, including current and long-term portions (net of transaction costs) was $15,778 (December 31, 2006 — $17,654). The senior credit facility is repayable in equal quarterly installments over a five-year period with a final maturity of November 24, 2009.

        On October 12, 2006 the Company closed a transaction with KFOC for a US$5,000 short-term working capital loan maturing December 31, 2006. The interest rate under the loan is the 30 day LIBOR plus 2.5% per annum. The Company paid a commitment fee of US$37 and amounts not drawn under the loan were subject to a standby fee of 0.125% per annum. In connection with the loan, the Company granted to KFOC a first priority security interest in the inventory and receivables of the Company. On December 13, 2006 the maturity date was extended to March 31, 2007, with no other changes in terms. The Company paid a commitment fee of US$25 for the extension. In accordance with the terms of the Auramet palladium and platinum advance purchase facility, the first advance received from Auramet on March 7, 2007 was used to repay this loan to KFOC.

6.     COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS

        The authorized capital stock of the Company consists of an unlimited number of common shares and an unlimited number of special shares, issuable in series, including 10,000,000 Series A preferred shares.

(a)   Common shares and common share purchase warrants:

	March 31, 2007
	Shares	Amount
Common shares issued, beginning of period	52,947,693	$331,705
Common shares issued:
Pursuant to stock options exercised	5,000	17
Fair value of stock options exercised	—	10
To group registered retirement savings plan participants	24,570	215
For interest payments on convertible notes payable	68,138	574
Private placement — flow through shares (net)	550,000	5,686
Common shares issued, end of period	53,595,401	$338,207

Common share purchase warrants, issued pursuant to terms of Series I and II convertible notes, net of issue costs — Note 6 (b)	1,990,969	8,038

Balance, end of period		$346,245

        The Company finances a portion of its exploration activities through the issue of flow through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. At the time the Company renounces the tax attributes of the expenditures to the subscribers, share capital is reduced and future tax liabilities are increased by the estimated income tax benefits renounced.

        In February 2007, the Company completed a private placement of 550,000 flow-through shares for gross proceeds of $6,050 which must be spent on qualifying expenditures prior to December 31, 2008. As of March 31, 2007, the Company has spent $nil on qualifying expenditures.

        On June 23, 2006, the Company completed a private placement of 270,000 flow-through common shares. The gross proceeds of $3,375 must be spent on Canadian exploration expenses prior to December 31, 2007. As at March 31, 2007, the Company has spent $1,773 on Canadian exploration expenses as defined in Section 66 of the Income Tax Act (Canada).

(b)   Common Share Purchase Warrants

        Pursuant to the terms of the securities purchase agreements governing the issue of the Series I and Series II convertible notes payable, warrants to purchase 1,990,969 common shares were issued and are outstanding as follows:

Number of Warrants	Exercise Price		Expiry Date
Series I — 1,436,782	US$	13.48	March 29, 2010
Series II — 554,187	US$	13.48	June 23, 2010

(c)   Restricted Share Unit Plan

        Effective December 14, 2005, the Company adopted a Restricted Share Unit Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit means a unit equivalent in value to the fair market value of a common share of the Company on the date of the award. As at March 31, 2007, 26,666 restricted share units are outstanding. The fair value of the restricted share units as at March 31, 2007 is $8.45 per unit and $37 has been charged to compensation expense for the three months ended March 31, 2007.

(d)   Corporate Stock Option Plan

        The following summary sets out the activity in outstanding common share stock options for the three months ended March 31, 2007:

	March 31, 2007
	Shares	Weighted-Average Exercise Price
Outstanding, beginning of period	360,133	$10.24
Granted	42,500	9.00
Exercised	(5,000)	3.42
Cancelled	(84,000)	10.32
Outstanding, end of period	313,633	$10.16

Options exercisable, end of period	116,767	$11.08

        The Company recognized a stock based compensation expense of $111 for the three months ended March 31, 2007 (March 31, 2006 — $176).

7.     STATEMENT OF CASH FLOWS

        The net changes in non-cash working capital balances related to operations are as follows:

	Three Months ended March 31
	2007	2006
Cash provided by (used in):
Concentrate awaiting settlement	$(21,897)	$(12,039)
Inventories and stockpiles	672	763
Other assets	831	267
Accounts payable and accrued liabilities	(1,468)	956
Advance purchase facility	4,415	—
Taxes payable	1,446	(29)

	$(16,001)	$(10,082)

8.     REVENUE FROM METAL SALES

	Three Months ended March 31
	2007	2006
Palladium	$31,106	$16,775
Nickel	19,308	4,689
Platinum	9,945	5,169
Gold	3,276	1,991
Copper	4,125	2,654
Other metals	679	214

	$68,439	$31,492

9.     COMMITMENTS

(a)   Palladium and Platinum Advance Purchase Facility

        On January 19, 2007 the Company entered into a palladium and platinum advance purchase facility with Auramet Trading, LLC ("Auramet"), a precious metals merchant, providing for the sale of an average of 10,000 ounces of palladium and 500 ounces of platinum per month. The Company may not request Auramet to purchase metals after June 15, 2008 and all sales and payment prior to that date are required to be settled by December 31, 2008. Under the terms of the agreement the Company may receive advance payments not exceeding, at any time, an aggregate maximum of US$25,000. The Company pays a commitment fee of 0.5% per annum, payable monthly, on the unused portion of the facility.

        The purchase price may be fixed or provisional. For fixed pricing the Company may price at either: (i) Auramet's current market bid price at the time of the transaction, or (ii) market limit orders, as defined under the terms of the agreement. In the case of provisional pricing, it is determined based on the afternoon fixing of the London Bullion Marketing Association immediately preceding the purchase. In each case such pricing will reflect the forward value corresponding to the scheduled delivery date. Advance payments to the Company may not exceed specified values of fixed and provisionally priced platinum and palladium. Provisional prices must be fixed prior to the scheduled delivery date for such precious metals. Each advance payment will be subject to a discount equal to LIBOR plus 1.9% per annum for the period between the date the advance payment is made and the scheduled delivery date. Upon the delivery of the precious metals to Auramet, Auramet will pay to the Company the difference between the advance payment and the purchase price.

        To secure the obligations of the Company under the Agreement, the Company has granted to Auramet a security interest in, among other things, the concentrates (including the precious and base metals contained therein) mined at the Lac des Iles mine, together with the proceeds arising from the sale of the concentrate, and, by way of security, an assignment of its smelting and refining agreement.

        The first advance payment was used to repay the US$5,000 working capital loan from the Corporation's major shareholder, while subsequent advance payments will be used to finance working capital requirements. The balance outstanding under the advance purchase facility at March 31, 2007 was $4,415, (US$3,829), which was settled by the delivery of 10,000 ounces of palladium and 500 ounces of platinum in April 2007.

(b)   Forward Contracts

        The Company enters into forward contracts from time to time to hedge the effects of changes in the prices of metals it produces and foreign exchange on the Company's revenues. Gains and losses realized on derivative financial instruments used to mitigate metal price risk are recognized in revenue from metal sales when the hedge transaction occurs. Currently, the Company does not have any contracts in place.

10.   ACCOUNTING CHANGES

        In July 2006, the Accounting Standards Board issued a replacement of The Canadian Institute of Chartered Accountants' Handbook ("CICA Handbook") Section 1506, Accounting Changes ("Section 1506"). The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. Section 1506 also requires disclosures of information relevant to assessing the possible impact of the application of a new GAAP standard on the Company's financial statements in the period of initial adoption. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes. The adoption of Section 1506 effective January 1, 2007 has had no impact on these unaudited interim consolidated financial statements.

Financial Instruments

        As required by The Canadian Institute of Chartered Accountants ("CICA"), on January 1, 2007, the Company adopted CICA Handbook Section 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments-Recognition and Measurement; Section 3861, Financial Instruments-Disclosure and Presentation and Section 3865, Hedges. As required by the implementation of these new standards, the prior period consolidated financial statements have not been restated. The principal changes in the accounting for financial instruments arising from the adoption of these accounting standards are described below.

(a)   Section 1530, Comprehensive Income

        Section 1530 requires a statement of comprehensive income, which consists of net income and other comprehensive income ("OCI"). OCI is a new requirement to temporarily present certain gains and losses from changes in fair value, net of income taxes, outside of net income. There has been no impact of this pronouncement for the period ended March 31, 2007; accordingly the Company's net income and comprehensive income are equal.

(b)   Section 3251, Equity

        Section 3251 describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530, including the changes in equity for the period arising from OCI. Components of OCI are included in the accumulated other comprehensive income ("AOCI") and are presented as a separate component of shareholders' equity. The Company has no AOCI and accordingly there is no impact on the financial statements as a result of the adoption of this standard.

(c)   Section 3855, Financial Instruments-Recognition and Measurement Section 3861, Financial Instruments-Disclosure and Presentation

        Under the new standards, financial assets and financial liabilities are initially recognized at fair value and their subsequent measurements are dependent on their classification. The standards require that all financial instruments be classified either as held-for-trading, available-for-sale financial assets, held-to-maturity investments, loans and receivables or other financial liabilities. The standards require that all financial instruments, including all derivatives, be measured at fair value with the exception of available-for-sale financial assets that do not have quoted market prices in the active market, loans and receivables, held-to-maturity investments and other financial liabilities. Changes in fair value for held-for-trading investments are included in net income in the period they arise. Changes in fair value of available-for-sale financial assets are included in OCI until the assets are derecognized or impaired.

        Non-financial derivatives are carried at fair value unless exempted from derivative treatment as a normal purchase and sale. The Company has reviewed all significant contractual arrangements and determined there are no material non-financial derivatives.

Embedded derivatives

        Derivatives embedded in other financial instruments or contracts are separated from their host contracts and accounted for as derivatives when their economic characteristics and risks are not closely related to those of the host contract; the terms of the embedded derivatives are the same as those of the free-standing derivatives and the combined instrument or contract is not measured at fair value, with changes in fair value recognized in income. These embedded derivatives are measured at fair value with changes therein recognized in the statement of earnings. The Company has elected to apply this accounting treatment for all embedded derivatives in host contracts entered into on or after January 1, 2003 and has identified and measured all embedded derivatives that required separation and determined the fair value of those embedded derivatives at inception and as at January 1, 2007. As a result the Company identified the forced conversion of the call and put options related to the issuance of additional units on the Company's convertible notes payable as an embedded derivative to be bifurcated and fair valued. The fair value of these options was determined to be nominal and therefore there was no impact on the financial statements as a result of these embedded derivatives.

Classification of financial instruments

        The Company has classified cash and other assets as loans and receivables, concentrate awaiting settlement as held-for-trading and all of the financial liabilities as other financial liabilities.

Deferred Financing Costs

        Effective January 1, 2007, the Company records all transaction costs directly attributable to the acquisition or issuance of financial assets or financial liabilities as part of the related asset or liability's carrying value at inception. The effective interest rate method is now used to amortize these costs to operations. Previously the Company recorded such costs as deferred financing costs and amortized the related costs on a straight line basis over the term of the related asset or liability. As at January 1, 2007, the Company adjusted the carrying value of the related long-term debt and the convertible notes payable using the effective interest method. The impact was a decrease in the carrying value of the convertible notes payable of $855, a decrease in the long-term debt of $107 and a decrease in deferred financing costs of $962. The adoption of the effective interest rate method had no impact on opening retained earnings.

Disclosure and presentation

        There was no material effect on the Company's financial statements when the Company adopted the CICA Handbook Section 3861 on January 1, 2007.

(d)   Section 3865, Hedges

        CICA Handbook Section 3865 specifies circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

11.   COMPARATIVE PERIOD FIGURES

        Certain prior period amounts have been reclassified to conform to the classification adopted in the current period.